UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number 001-35722

CHINA INFORMATION TECHNOLOGY, INC.
(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F  [ X ]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Changes in Registrant’s Certifying Accountant

Former Independent Registered Public Accounting Firm

On December 27, 2016, the Company received notice from its independent registered public accounting firm, GHP Horwath, P.C. (“GHP”), that GHP has chosen not to stand for re-appointment as the Company’s auditor, and effective as of December 27, 2016, the client-auditor relationship between the Company and GHP ceased. The resignation of GHP was not recommended by the Company’s audit committee nor was the audit committee’s approval required.

The audit reports of GHP on the Company's consolidated financial statements as of and for the years ended December 31, 2015 and 2014 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report of GHP on the December 31, 2015 consolidated financial statements included an explanatory paragraph that described factors that raised substantial doubt about the Company’s ability to continue as a going concern.

During the Company’s two most recent fiscal years ended December 31, 2015 and 2014, and for the subsequent interim period through December 27, 2016, the Company had no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F) with GHP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of GHP, would have caused it to make reference in connection with its opinion to the subject matter of the disagreements.

During the Company’s two most recent fiscal years ended December 31, 2015 and 2014, and for the subsequent interim period through December 27, 2016, there was one “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F, relating to disclosure of material weaknesses in the Company’s internal control over financial reporting. As previously reported, the following control deficiencies were identified that represent material weaknesses as of December 31, 2015 (1) lack of qualified technical resources in place to properly evaluate significant and complex transactions in accordance with accounting principles generally accepted in the United States of America, and (2) insufficient systems and procedures in place to ensure effective supervision and monitoring of the Company’s annual financial statement close and preparation process.

In accordance with Item 16F(a)(3) of Form 20-F, the Company furnished GHP with a copy of this Form 6-K on December 28, 2016, providing GHP with the opportunity to furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether it agrees with the statements made by the Company herein in response to Item 16F(a) of Form 20-F, and if not, stating the respects in which it does not agree. Attached as Exhibit 15.1 is a copy of GHP’s letter addressed to the SEC relating to the statements made by the Company in this report.

New Independent Registered Public Accounting Firm

On December 27, 2016, upon the audit committee’s approval, the Company engaged UHY LLP (“UHY”) as its new independent registered public accounting firm to audit and review the Company’s financial statements effective immediately.

During the Company’s two most recent fiscal years ended December 31, 2015 and 2014 and through the subsequent interim period to December 27, 2016, the Company did not consult UHY with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that UHY concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of either a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2016	CHINA INFORMATION TECHNOLOGY, INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
15.1	Letter from GHP Horwath, P.C., dated December 29, 2016